Exhibit 99.1

PRESS RELEASE

BROOKFIELD ASSET MANAGEMENT ANNOUNCES RESULTS OF
CONVERSION OF ITS SERIES 8 AND SERIES 9 PREFERRED SHARES
Brookfield, News, October 18, 2016 – Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM, Euronext: BAMA) (“Brookfield”) today announced the results of the exercise of the conversion privilege for its Class A Preference Shares, Series 8 (the “Series 8 Preferred Shares”) (TSX: BAM.PR.E) and its Class A Preference Shares, Series 9 (the “Series 9 Preferred Shares”) (TSX: BAM.PR.G).

Holders of the company’s Series 8 Preferred Shares and Series 9 Preferred Shares had the right to exchange their shares for the other series effective November 1, 2016, if they submitted an election to convert their shares on or prior to October 18, 2016.  Holders of 435,513 Series 8 Preferred Shares have elected to convert these shares into an equivalent number of Series 9 Preferred Shares, and holders of 1,262,704 Series 9 Preferred Shares have elected to convert these shares into an equivalent number of Series 8 Preferred Shares.

These conversions will be effective on November 1, 2016.  Following these conversions, there will be 2,479,585 Series 8 Preferred Shares and 5,519,415 Series 9 Preferred Shares issued and outstanding.

The Series 8 Preferred Shares pay a monthly floating rate dividend based on the Prime Rate, adjusted to reflect the trading price of these shares.  The most recent monthly dividend paid on these shares on October 12, 2016 reflected an annualized dividend rate of 2.70%.  The Series 9 Preferred Shares pay a quarterly dividend which is reset every five years based on a percentage of the five-year rate offered on Government of Canada bonds at the time.  As previously announced, the annual rate on the Series 9 Preferred Shares has been reset at 2.75% commencing with the dividend payable on February 1, 2017.

Holders of the company’s Series 8 and Series 9 Preferred Shares will again have the opportunity to convert their shares into the other series effective November 1, 2021 and every five years thereafter.
The Series 8 and Series 9 Preferred Shares may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act.

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Brookfield Asset Management Inc. is a global alternative asset manager with approximately US$250 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Suzanne Fleming Communications & Media Tel: (212) 417-2421 Email: Suzanne.fleming@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: Linda.northwood@brookfield.com